

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2006

Mr. Jeffrey L. Tepera
Vice President and Chief Financial Officer
W-H Energy Services, Inc.
10370 Richmond Avenue, Suite 990
Houston, TX 77042

> **Re: W-H Energy Services, Inv.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Response Letter Dated May 17, 2006**
> **File No. 1-31346**

Dear Mr. Tepera:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief